Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX PREPAYS 2017 MATURITY IN CREDIT AGREEMENT,

HAS NO SIGNIFICANT MATURITIES THROUGH MARCH 2018

AND HAS REDUCED DEBT BY 19% SINCE DECEMBER 2014

•	CEMEX is increasing the amount of commitments in revolving facilities under the Credit Agreement by U.S.$664 million

MONTERREY, MEXICO, NOVEMBER 30, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has prepaid U.S.$373 million corresponding to the September 2017 amortization under the facilities agreement dated September 29, 2014, as amended from time to time (the “Credit Agreement”). With this prepayment, and as part of an agreement reached with a group of existing lenders in the Credit Agreement, U.S.$664 million of currently funded commitments maturing in 2018 have been exchanged into a revolving facility, maintaining their original amortization schedule and the same terms and conditions.

The new revolving facility will provide CEMEX with additional flexibility to optimize the use of proceeds from asset sales and free cash flow while it continues to proactively manage its debt profile.

“We remain fully committed to reach our debt reduction and leverage ratio targets and are encouraged by the progress so far. With this prepayment, mainly made by applying the recent proceeds received from asset sales and free cash flow generated since September 30, we have now reduced over U.S.$3.0 billion of total debt plus perpetuals since December 2014, which represents approximately a 19% reduction. Under our Credit Agreement, the expected improvement in our leverage ratio by December 2016 would result in a further reduction in the applicable spread, declining to 300 bps from 350 bps as of December 2015,” said José Antonio González, CEMEX’s Chief Financial Officer. “We now have no relevant maturities through March 2018. We are confident that we continue moving forward with our efforts to reach investment grade metrics.”

With this initiative the total amount of commitments under revolving facilities in the Credit Agreement has increased to U.S.$1.4 billion, including U.S.$664 million under this new revolving facility maturing in 2018 and U.S.$749 million with final maturity in 2020.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX described to be materially different from those expressed or implied in this release. CEMEX assumes no obligation to update or correct the information contained in this press release.